USAA     9800 Fredericksburg Road
EAGLE     San Antonio, Texas 78288
LOGO (r)

November 28, 2012

VIA EDGAR

Mr. Larry Greene U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Responses to Comments on Post-Effective Amendment No. 82 to the Registration Statement

on Form N-1A of USAA Mutual Funds Trust (File Nos. 033-65572; 811-7852)

Dear Mr. Greene:

           On behalf of the above-referenced registrant, set forth below are the comments that were provided by the staff (Staff) of the U.S. Securities and Exchange Commission (the SEC) on November 14, 2012, concerning Post-Effective Amendment No. 82 (the Post-Effective Amendment) to the Registration Statement on Form N-1A of USAA Mutual Funds Trust (the Trust), which was filed with the SEC on September 28, 2012, on behalf of the USAA High Income and USAA Small Cap Stock series of the Trust (the Funds), and the Trust’s responses thereto. The Trust acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any persons under the federal securities laws of the United States.

The Staff’s comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

General Comments:

1. Comment: The Staff has asked the Trust to confirm that its derivative disclosure is tailored to the activities pursued and risks presented in accordance with the SEC’s July 2010 statement on derivatives?

Response: The Trust confirms that the Fund’s derivative disclosure is tailored to the activities of the Fund and the risks presented by those activities in accordance with the SEC’s July 2010 statement on derivatives.

2. Comment: Please ensure that the type size comports with SEC rules.

Response: The Trust has verified that our font size and margins in printed materials are in accordance with SEC standards.

USAA Asset Management Company

Mr. Larry Greene
November 28, 2012

3. Comment: The Staff has asked AMCO to disclose the risks of the recent financial crisis and the ongoing turmoil within its prospectus.

Response: In response to the Staff’s comment, the Trust has included additional disclosure regarding the financial crisis and resulting market environment as a second paragraph to the Fund's Q&A "What is a credit rating?".

4. Comment: The Staff has asked the Trust to confirm that all applicable changes incorporated by the Trust will be made to all funds in the applicable filing.

Response: In response to the Staff’s comment, the Trust confirms that all comments incorporated into the definitive filing will be applied to each series within the Post-Effective Amendment, as applicable.

5. Comment: The Staff has asked that the Trust include the disclosures required within Instruction 3(e) to Item 3 of Form N-1A.

Response:  The requested disclosure currently appears in the fee table and in footnote (c) to the fee table.

6. Comment: The Staff has asked the Trust to state whether it reserves the right to recoup any fee amounts waived.

Response:  The Trust has added disclosure to the statement of additional information that it currently does not recoup fees waived or expenses reimbursed, but that the investment adviser reserves the right to modify this arrangement in the future.

7. Comment: Footnote (a) to the Fee Table is not specifically required by the first 8 items of Form N-1A.  The Staff requests that Footnote (a) be moved to Item 9 of Form N-1A.

Response:  In response to the Staff’s comment, the Trust has removed the disclosure found in footnote (a) from the summary section of the prospectus.

8. Comment: Within the last section of Footnote (a), confirm that 0.05% is the correct number.

Response:  The Trust has deleted footnote (a) in response to Comment 7.

9. Comment:  Within the Principal Investment Strategy define the term “bonds”.

Response: In response to the Staff’s comment, the Trust has added a definition for the term "bond" to the prospectus.

10. Comment: Define the term “leveraged loans.”

Response: The Trust has revised the reference to “leveraged loans” in the Principal Investment Strategy section on page 9 of the prospectus for the High Income Fund [and corresponding pages of the other prospectuses] to read “…leveraged loans (which are generally adjustable-rate bank loans made to companies rated below investment-grade)….”  In addition, the Trust has added a more detailed description of leveraged loans to the prospectus.

Mr. Larry Greene
November 28, 2012

11. Comment: The Staff has asked if “foreign” includes the use of emerging markets securities.

Response: The Trust has made the following change to its description of Principal Investment Strategies in the summary portion of the prospectus:

“Although the Fund will invest primarily in U.S. securities, it may invest without limit in dollar-denominated foreign securities and to a limited extent in non-dollar-denominated foreign securities, including in each case emerging markets securities.”

The Trust has made conforming changes on page 9 of the prospectus for the High Income Fund.

12. Comment: The Staff has requested the Trust include additional disclosure if swaps can be acquired.

Response: [The Trust has made the requested change.  The Trust also has included descriptions of other securities types in which the Fund may invest.]

13. Comment: The Staff has asked if the term “equities” includes convertibles and options.

Response: [As described in the Statement of Additional Information under the heading “Equity Securities,” the term equity securities generally would include convertible securities but not options.
14. Comment: The Staff has requested the Trust fix a typographical error within the section entitled “Principal Risks.”

Response: In response to the Staff’s comment, the Trust has made the requested change.

15. Comment: The Staff has requested the Trust explain what it intends to do with mortgages and mortgage-backed securities.

Response: The Trust has added disclosure regarding investments in mortgages and mortgage-backed securities.

16. Comment: The Staff has requested the Trust include only the items specifically requested by Form N-1A within the descriptions under the section entitled “Purchase and Sale of Shares.”

Response: The Trust has made the requested change.

17. Comment: The Staff has requested the Trust further define what is meant by “public rating agency” under the sub-section “What Are Considered High-Yield Securities” [Page 12 of Prospectus].

Response: The Trust notes that the requested disclosure currently appears under the heading “What is a credit rating?” on page 12 of the prospectus.  In response to the Staff’s comment, however, the Trust has moved the “What is a credit rating?” section so that it appears on page 11 immediately after the section referenced in the Staff’s comment.  In addition, the Trust has revised the references to “public rating agency” to “credit rating agency” for clarity and consistency.

Mr. Larry Greene
November 28, 2012

18. Comment: The Staff has requested the Trust clarify the securities that are intended to be principal investments of the Trust.

Response: The Trust has clarified the relevant disclosure.  In particular, the Trust has revised the heading “What are the principal types of securities in which the Fund may invest?” to state “In what types of securities may the Fund invest?” to clarify that this section includes principal and non-principal investments.  The principal investments of the High Income Fund are described under the question “What is the Fund’s principal investment strategy?” on page 11 of the prospectus.

19. Comment: The Staff has requested the Trust confirm that there are no quality or maturity restrictions on the High Income Fund.

Response: The Trust confirms that the High Income Fund may invest in securities of any maturity or credit quality that otherwise meet the investment adviser’s investment selection criteria as described in the prospectus.

20. Comment: The Staff has requested the Trust confirm that the performance adjustment to the base investment management fee is calculated over a 36-month period.

Response: The Trust confirms that the performance period for each share class for purposes of calculating the performance adjustment consists of the current month for which the fee is being computed plus the previous 35 months.

21. Comment: The Staff has asked the Trust to revise its applicable anti-money laundering disclosure to indicate the Trust has designated an AML officer as approved by the Board of the Trust.

Response:   The Trust has an anti-money laundering (AML) program designed to comply with all required OFAC and Treasury rules and regulations. The Fund’s Prospectus currently includes a description of its AML program and identity verification procedures within the section entitled “Opening an Account.” Per the Staff’s request, although not required by the Form, the Fund has added the AML Officer designation and biography within the Fund’s SAI disclosure.

22. Comment: The Staff has requested the Trust explain in the narrative disclosure of the SAI what the applicable limits on (i) borrowing (ii) issuing senior securities and (iii) making loans are under the 1940 Act.

Response: With respect to Investment Restrictions 1 and 3, the Trust previously added disclosure regarding the current applicable limitations on borrowing and issuance of senior securities within its statement of additional information.  With regard to the specific language of Restrictions 1, 3 and 5, the Trust believes its approach is consistent with General Instruction C.1(c) to Form N-1A, which states that funds “should avoid…simply restating legal or regulatory requirements to which funds generally are subject…”  Based on this general instruction, the Trust respectfully declines to include specific limitations within the Investment Restrictions previously approved by shareholders.

23. Comment: The Staff has requested that we explain in the narrative disclosure that concentration results from investment of 25% or more in a given industry.

Response: The Trust respectfully submits that the present disclosure adequately conveys that concentration in an industry results from investments of 25% or more of total assets in a given industry.  As a result, the Trust respectfully declines to include additional clarifying disclosure.

Mr. Larry Greene
November 28, 2012

24. Comment: The Staff has requested the Trust include additional description on the benchmark and the measurement period for portfolio manager incentive compensation.

Response: The Trust has added the relevant disclosure to the statement of additional information.

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Should you have any further comments on this matter, or any questions, please contact me at (210) 498-4628.

Sincerely,

James G. Whetzel
                                                                                                Assistant Secretary